Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

February 8, 2006

VIA EDGAR AND FACSIMILE NO. (202) 772-9217

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:          Acorda Therapeutics, Inc.

Registration Statement on Form S-1

Commission File No. 333-128827

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Acorda Therapeutics, Inc. (the “Company”), hereby (i) withdraws its request dated February 3, 2006, to accelerate the effective date of the Registration Statement referred to above and (ii) requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement referred to above so that the Registration Statement will become effective at 3:00 p.m., New York time, on February 8, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact Ellen Corenswet or Sean Ward at Covington & Burling at (212) 841-1000.

Very truly yours,

ACORDA THERAPEUTICS, INC.

By:	/s/ Ron Cohen
Name: Ron Cohen, M.D.
Title: Chief Executive Officer